NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 25, 2019, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 12, 2019 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to a Simplification Agreement, Antero Midstream GP LP was converted from a limited partnership to a corporation under the laws of the State of Delaware, and its name was changed to Antero Midstream Corporation. Antero Midstream GP LP Common Shares representing limited partner interests were converted into Common Stock of the Corporation. This Form 25 is being filed solely in connection with the discontinuation of the trading on the NYSE of Antero Midstream GP LP Common Shares representing limited partner interests and does not affect the continued listing on the NYSE of the Antero Midstream Corporation Common Stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on March 13, 2019.